Exhibit 99.1

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

Sanofi to present oncology strategy, provide update on portfolio and emerging pipeline

PARIS – June 2, 2020 – Sanofi Chief Executive Officer Paul Hudson along with R&D and commercial leaders will provide an overview of Sanofi’s oncology strategy and progress update of its related key products and pipeline programs. Sanofi’s oncology strategy is focused on four core therapeutic areas with four anchor treatments the company believes have the potential to transform patient care.

The four areas of strategic focus within oncology, including multiple myeloma, skin, lung, and breast cancers. Sanofi’s four anchor oncology treatments include Sarclisa® (isatuximab-irfc), an anti-CD38 monoclonal antibody and Libtayo® (cemiplimab-nwlc), a PD-1 checkpoint inhibitor1 and the pipeline programs – an investigational anti-CEACAM 5 antibody drug conjugate and SERD (‘859), an investigational oral selective estrogen receptor degrader.

“We are rapidly building momentum with the execution of our oncology strategy, with several developments on both our pipeline and marketed treatments. Additionally, we are assembling a world-class development and marketing team to support our growth in this core area,” said Hudson. “We believe our efforts and treatments have the potential to make a significant difference in the lives of people living with cancer.”

“We’ve developed a focused oncology strategy, and are making significant clinical progress to support our ambitions,” said John Reed, M.D., Ph.D., Global Head of Research and Development at Sanofi. “With a deep toolbox of therapeutic platforms enabling us to discover highly differentiated molecules, Sanofi has a tremendous opportunity to continue our momentum and build a sustainable presence in oncology.”

The virtual investor event will be held today from 4:00-5:30 pm CET/10:00-11:30 am EST. Sanofi speakers include:

•	Paul Hudson, Chief Executive Officer

•	John Reed, Global Head of Research and Development

[1]	Partnered with Regeneron

•	Dietmar Berger, Chief Medical Officer and Global Head of Development

•	Peter Adamson, Global Head of Development, Oncology

•	Alex Zehnder, Global Franchise Head, Oncology

Additional information about today’s oncology presentation can be found at:

https://www.sanofi.com/en/investors/financial-results-and-events/investor-presentations/2020-oncology-presentation

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

Media Relations Contact Ashleigh Koss Tel.: +1 908 205 2572 Ashleigh.Koss@sanofi.com Quentin Vivant Tél.: +33 (0)1 53 77 46 46 mr@sanofi.com	Investor Relations Contact Felix Lauscher Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the fact that product candidates if approved may not be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that COVID-19 will have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. Any material effect of COVID-19 on any of the foregoing could also adversely impact us. This situation is changing rapidly and additional impacts may arise of which we are not currently aware and may exacerbate other previously identified risks. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2019. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.